UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver c/o SoftVest Advisors, LLC 400 Pine Street, Suite 1010 Abilene, Texas 79601 (325) 677-6177	Allan R. Tessler c/o ART-FGT Family Partnership Limited 2500 Moose-Wilson Road Wilson, Wyoming 83014 (307) 734-2426

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest, L.P. disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest Advisors, LLC disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,700

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
2,700

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,200*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Excludes the Oliver Children Shares, the Tessler Shares and the Horizon Shares with respect to which Mr. Oliver disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
ART-FGT Family Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,830*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,830*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 1,300 Shares beneficially owned by Tessler Family Limited Partnership, with respect to which ART-FGT Family Partners Limited disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Tessler Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,300*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,300*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 10,830 Shares beneficially owned by ART-FGT Family Partners Limited, with respect to which Tessler Family Limited Partnership disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Allan R. Tessler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,130*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,130*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Excludes the Horizon Shares and SoftVest Shares with respect to which Mr. Tessler disclaims beneficial ownership.

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL”) and amends the Schedule 13D filed on March 15, 2019 as amended by Amendment No. 1 filed on May 28, 2019, Amendment No. 2 filed on August 1, 2019 and Amendment No. 3 filed on February 21, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D..

This Amendment No. 4 is being filed by (1) SoftVest Advisors, LLC, a Delaware limited liability company, (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”),  (3) Eric L. Oliver (“Mr. Oliver”), (4) ART-FGT Family Partners Limited, a Wyoming limited partnership (“ART-FGT LP”), (5) Tessler Family Limited Partnership, a Wyoming limited partnership and (6) Allan R. Tessler.

This Amendment No. 4 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On March 6, 2020, certain of the Reporting Persons entered into an amendment (the “Second Amendment”) to the Settlement Agreement pursuant to which the Decision Period (as defined in the Settlement Agreement) was extended through March 20, 2020.

The foregoing description of the Second Amendment is qualified by the full text of such agreement, which is attached hereto as Exhibit 8 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 4 are calculated based upon the 7,756,156 Shares outstanding as of January 31, 2020, as reported in TPL’s Annual Report on Form 10-K for the year ended December 31, 2019, filed by TPL with the SEC on February 27, 2020.

As a result of the Cooperation Agreement, Horizon and the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by Horizon.  Horizon has filed a separate amendment to its Schedule 13D reporting beneficial ownership of 1,748,755 Shares (the “Horizon Shares”) representing approximately 22.5% of the outstanding Shares.  This number does not include approximately 23,362 Shares held directly by senior portfolio managers of Horizon and their families.  The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits

8.	Second Amendment to Settlement Agreement dated March 6, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

	By:	SoftVest GP I, LLC its general partner
Date: March 9, 2020
	By:	/s/ Eric L. Oliver
Name: Eric L. Oliver
Title: President

SOFTVEST ADVISORS, LLC

Date: March 9, 2020
	By:	/s/ Eric L. Oliver
Name: Eric L. Oliver
Title: President

ERIC L. OLIVER

Date: March 9, 2020
	By:	/s/ Eric L. Oliver

ART-FGT FAMILY PARTNERS LIMITED

	By:	Tessler FMC LLC, its general partner

Date: March 9, 2020
	By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

TESSLER FAMILY LIMITED PARTNERSHIP

	By:	Apres Vous LLC, its general partner
Date: March 9, 2020
	By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

Allan R. Tessler

Date: March 9, 2020
	By:	/s/ Allan R. Tessler